
September 21, 2012

<u>Via E-mail</u>
Mr. Robert S. Kirby
General Counsel - CNH Financial Services
CNH Capital LLC
5729 Washington Avenue
Racine, Wisconsin 53406

> **Re:** **CNH Capital LLC**
> **Amendment Number One to Registration Statement on Form S-4**
> **Filed August 28, 2012**
> **File No. 333- 182411**

Dear Mr. Kirby:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 4. Please provide us with your legal analysis on which you based your claim that you qualify as an "emerging growth company," as defined in Section 101(a)(19)(C) of the Jumpstart Our Business Startups Act. Include analysis of the basis for your claim that "it is appropriate not to take into account for purposes of the $1 billion test, non-convertible debt securities issued by any of its subsidiaries."

Summary, Our Business, page 1

2. We note your response to comment 6. Please revise this section as follows:
   - revise the first paragraph to disclose what other businesses are you engage in beyond your "primary business;
   - revise the first paragraph to disclose the "advantageous . . .other terms" you offer;
   - revise the first paragraph to disclose the aggregate percentage of your assets held by those subsidiaries that are not guaranteeing this debt; and
   - noting that you are owned by CNH Global, which manufactures the equipment, revise the second paragraph to disclose whether you are required by CNH Global to lend to all of its dealers and retail customers and disclose the percentage of CNH dealers in North America to whom you do not extend credit and the percentage of retail customers to whom you have refused credit in the past fiscal year.

3. We note your response to comment 7. Please revise the section entitled "Relationship with CNH," on page 2, as follows:
   - as we requested, clarify that you are dependent upon CNH for all of your business;
   - revise the fourth paragraph to disclose whether there are other financing sources for CNH end use customers and dealers that have relationships with CNH or Fiat; and
   - revise the sixth paragraph to disclose the dollar amount of your debt to Fiat, CNH or any affiliates.

Business, Competition and Competitive Strengths, page 61

4. As we requested in comment 24, please revise this section to describe the "advantageous interest rates or other terms" including the range of rates your offered in your last fiscal year and the nature of the other terms compared to market rates and terms. Provide full detail of the full range of products and services and terms on pages 56-57 in the section entitled "Business Strategy." Describe your "interest waiver program."

Consolidated Statements of Income, page F-4

5. We note your response to comments 20 and 21 and the additional disclosures added within MD&A for the respective periods presented. Please revise the consolidated statement of income for both the audited and interim periods presented to separately disclose the compensation received from CNH North

America which is included within both "Interest income on retail and other receivables and finance leases" and "Rental income on operating leases" in accordance with Rule 4-08(k) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb at (202) 551-3416 or me at (202) 551-3775 with any other questions.

Sincerely,

/s/Mark S. Webb for

Todd Schiffman
Assistant Director